SUBMITTED VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	OM Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010 File No. 1-12515
December 16, 2010
Dear Mr. Decker:
In connection with the Company’s responses contained in the letter dated December 15, 2010 to the comments of the SEC staff furnished by letter dated November 23, 2010 with respect to the above-referenced filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Very truly yours,
By:	/s/ Kenneth Haber
Kenneth Haber
Chief Financial Officer

cc: Joseph M. Scaminace